Obtaining Control of Credit Suisse Institutional Money Market Prime
Portfolio

As of December 30, 2005, Mellon Bank ("Shareholder") owned less than 25% of the outstanding shares of the Fund. As of June 30, 2006, Shareholder owned 1,203,984,647.75 shares of the Fund, which represented 28.45% of the outstanding shares of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.